Exhibit 21.1
Subsidiaries of Veritiv Corporation
As of December 31, 2022

Name of Subsidiary	Jurisdiction
Alco Realty, Inc.	Delaware
All American Containers of Puerto Rico, LLC	Florida
MC xpedx, S. de R.L. de C.V.	Mexico
Oficina Central de Servicios, S. A. de C. V.	Mexico
Paper Corporation of North America	Delaware
Unisource Global Solutions - Malaysia Sdn. Bhd.	Malaysia
Unisource International China, Inc.	Delaware
Unisource International Holdings, Inc.	Delaware
Unisource Trading (Shanghai) Co., Ltd	China
Unisource Trading (Shanghai) Co., Ltd - Chengdu Branch	China
Unisource Trading (Shanghai) Co., Ltd - Shenzhen Branch	China
Veritiv Japan Trading Inc.	Japan
Veritiv Netherlands B.V.	Netherlands
Veritiv Operating Company	Delaware
Veritiv Publishing & Print Management, Inc.	California
Veritiv, S.A. de C.V.	Mexico
Veritiv Taiwan Trading Co. Ltd	Taiwan
Veritiv Trading (Thailand) Co. Ltd.	Thailand
xpedx Holdings S.A.R.L.	Luxembourg
xpedx Mexico Nominee Holdings S.A.R.L.	Luxembourg